
Formation


RECEIVED
JUN 19 2003
187

SUPPL

82-2783


03022910

Formation Capital Corporate Update

Vancouver, B.C., June 10, 2003, Formation Capital Corporation (Formation, FCO-TSX) is pleased to provide the following update on its various projects. The Company has focused its efforts over the last few months on researching the availability of high-grade silver material ("feedstock") for its Sunshine Silver Refinery, owned 100% by its subsidiary Formation Chemicals, Inc. To that end, the Company has received numerous "Expression of Interest Letters" that indicate grade and quantity of potential feedstock, that when totalled, exceed the silver refinery's current capacity of 10,000,000 oz/yr. The Company believes these Expression of Interest Letters are a reasonable indication of the availability of potential feedstock. Concurrently, the Company has been actively pursuing the funding required to re-start the refinery and has recently completed a business plan and an independent economic report.

While the permitting process on the Idaho Cobalt Project located in Salmon, Idaho has been slowed in response to market conditions and until relatively recently, low cobalt prices, efforts are underway to complete the required technical memorandum. The memorandum, in conjunction with additional field data, will be used to facilitate the writing of the Environmental Impact Statement. The project is a high-grade underground cobalt-copper mine owned by Formation Capital Corporation's subsidiary Formation Capital Corporation U.S.

Cobalt has recently been the subject of numerous positive articles concerning its expanding uses, industry news, and the significant rise in the metal's price. The price of cobalt has risen over 40% from a low of US$6.20/lb in October 2002 to over US$11.00/lb by the beginning of June. Cobalt is currently trading in the US$10 -$12 range. Shareholders and investors are encouraged to visit our website at www.formcap.com, where these articles are posted under the "News/Misc" tab.

Minera Terranova, S.A. de C.V., Formation Capital Corporation's wholly owned Mexican subsidiary has made the final Lease Option to Purchase payment to the underliers of the bonanza grade Milagro property which is now owned 100% by the Company. The Milagro property is located in the state of Tamaulipas, where previous work by an independent consultant on a 1-4 meter wide silver breccia vein suggest the potential for the development of a target with 200,000 + tonnes of ore with silver grades in excess of 1500 grams per tonne[1]. This target remains open along both strike directions.

The Company also announces it has closed a private placement with the issuance of 542,500 units at $0.20 per unit, each unit being comprised of one common share and one half common share purchase warrant, each whole common share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.25 per share until June 2, 2005. All shares and warrants comprising the units are subject to a hold period in British Columbia expiring at 12:00 midnight on October 2, 2003.

The Company trades on the Senior Board Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

[1] Note that this independent report does not comply with National Instrument Policy 44-101, and the potential for the development of this target does not imply the existence of economic reserves or resources.

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: www.formcap.com

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